787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 8, 2025
Via EDGAR Submission
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Charles Eastman
Earnest Greene
Bradley Ecker
Jennifer Angelini

Re:	McGraw Hill, Inc.
Registration Statement on Form S-1
Submitted June 27, 2025
File No. 333-288373
Ladies and Gentlemen:
On behalf of our client, McGraw Hill, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated July 3, 2025.
In connection with such responses, the Company will be submitting, electronically via EDGAR, Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”). In addition to addressing the Staff’s comments, the Company has revised the Amendment to update certain other disclosures.
For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS CHICAGO DALLAS FRANKFURT HAMBURG HOUSTON LONDON LOS ANGELES MILAN MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission
July 8, 2025

Recent Developments
Preliminary Estimated Operating Results for the Three Months Ended June 30, 2025, page 9
1.We note your proposed disclosure of preliminary estimated financial results for the three months ended June 30, 2025, and the anticipated disclosure of a low and high range for revenue, net income (loss), basic and diluted earnings (loss) per share and Non-GAAP financial measures. Please provide the following:
•Revise your disclosures to provide context for the preliminary revenue and net income (loss) estimates, including qualitative and quantitative disclosure, by providing estimates for operating costs, expenses or other line items that would balance your disclosure. Presenting only revenue and net income (loss) in isolation may provide an incomplete picture of your preliminary results;
•When including a range rather than a specific number, ensure the range is sufficiently narrow to be meaningful. Explain how the ranges were determined, including any management assumptions used. Additionally, clarify why you are unable to disclose a specific number instead of a range; and
•Confirm your understanding that if the financial statements for the three months ended June 30, 2025 become available prior to the effective date of the registration statement, they must be included in your filing.
Response
The Company acknowledges the Staff’s comments and has revised its disclosure on pages 9-12 to provide further context for the preliminary revenue and net income (loss) estimates.
The Company respectfully advises the Staff that its financial closing procedures for the three months ended June 30, 2025 are not complete and it believes these financial statements and, accordingly, specific numbers for the three months ended June 30, 2025, are not yet available and will not be available prior to the effective date of the Amendment. The Company respectfully submits that, when included in a subsequent filing, the ranges for revenue, cost of sales (excluding depreciation and amortization), operating and administrative expenses, net income (loss), basic and diluted earnings (loss) per share, and the Non-GAAP financial measures disclosed on page 10 of the Amendment will be sufficiently narrow to be meaningful. The Company also confirms that it has provided an explanation of how the ranges will be determined on page 10 of the Amendment, and confirms its understanding that if the financial statements for the three months ended June 30, 2025 are or become available prior to the effective date of the Amendment, they must be included in the filing and it will do so.
Non-GAAP Financial Measures, page 19
2.We note your revised disclosures to include the Non-GAAP financial measures of Adjusted net income (loss) and Adjusted basic and diluted earnings (loss) per share. In the reconciliation of Adjusted income (loss) on page 21, you have excluded items categorized as “Other.” Footnote (g) identifies these items as acquisition related stock- based incentive compensation expense, gain from a real estate sale, foreign currency transaction impact and impact of earnings or charges resulting from matters you do not consider indicative of your ongoing business. It appears that a significant portion of the “Other” adjustment is attributed to “earnings or charges from matters not indicative of your ongoing business.” Please provide a detailed description of the specific nature and amounts of these “earnings or charges” for each period. Additionally, explain how you determined the appropriateness of these adjustments based on the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. We note that in fiscal 2025, these adjustments account for $18.7 million of the $20.0 million adjustment in “Other.”
Response
The Company respectfully submits the following explanations regarding the nature of the further broken down adjustments included in “Other” and why management believes they are appropriate to include as non-recurring items in our EBITDA reconciliation. In each case, these adjustments reflect costs that are not part of our normal, ongoing operations, are non-recurring in nature, and are not expected to recur in future periods. These adjustments are consistent with Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, as they do not substitute individually tailored accounting principles and do not exclude recurring cash operating expenses necessary to operate our business. The below includes additional details included in footnote (g) “Other”.

Securities and Exchange Commission
July 8, 2025

(iv) Non-recurring expenses related to strategic initiatives ($4.3M, $5.4M, $3.7M)
These expenses are associated with discrete, strategic initiatives that involve significant investment in external marketing, consulting, and non-operational costs required for the initial market introduction of these product launches and are not indicative of normal operations.
The scope, scale, and complexity of these initiatives are significantly beyond the Company’s typical ongoing activities. Specifically, these initiatives required substantial upfront investment to develop and launch products in new markets, involving specialized marketing, consulting and operational activities that are not part of the Company’s routine business model. Although these costs have been incurred over multiple years due to the long-term nature of the initiatives, the Company views them as non-recurring because they are tied to time-limited, project-specific efforts that are not expected to recur following their completion.
Costs of this type and magnitude have not been incurred outside of these strategic initiatives, and the Company does not anticipate incurring similar costs in the foreseeable future once these projects conclude.
(v) Reimbursements of expenses paid to Platinum Advisors under the Advisory Agreement ($0.6M, $0.6M, $0.2M)
These expenses represent expense reimbursements to Platinum Advisors for services provided under the Advisory Agreement. These costs are directly related to the advisory services provided while we are under Platinum’s ownership. These expenses will not recur following this initial public offering (i.e., the Advisory Agreement will be terminated following the consummation of the offering and therefore we will not have an ongoing obligation under the Advisory Agreement). Accordingly, these costs are considered non-recurring and not reflective of our expected operating expenses going forward.
(vi) Non-recurring transaction-related costs associated with this offering ($4.9M, $0.0M, $0.0M)
These costs relate solely to professional fees, legal fees, consulting and advisory fees, and other expenses directly associated with the offering, which were expensed as incurred under GAAP. These expenses are clearly identifiable, directly attributable to the offering, and by their nature, are non-recurring and not part of our ongoing cost structure.
(vii) Lease termination costs ($3.3M, $0.0M, $1.2M)
The lease termination costs incurred during the periods relate to the early exit of two long-term leases for office space, which were separately terminated as part of the Company’s broader strategic initiative to optimize its real estate portfolio in response to the Company’s shift toward a hybrid and work-from-home operating model. The termination represented a discrete, one-time action to align the Company’s real estate footprint with its evolving operating needs.
These costs were incurred as part of a targeted cost optimization effort and are not expected to recur in the ordinary course of business.
As such, the Company considers these lease termination costs to be unusual, non-recurring in nature, and not reflective of the Company’s ongoing operating expenses.
(viii) Post-acquisition compensation expense associated with the acquisition of Boards & Beyond ($0.6M, $2.7M, $1.2M)
These expenses relate to post-acquisition compensation costs tied directly to the acquisition of Boards & Beyond, which include transaction-specific retention bonuses and other similar acquisition-related compensation arrangements. These costs are non-recurring, directly related to the acquisition, and not reflective of the ongoing compensation costs incurred in the ordinary course of business.
(ix) Impact of additional insignificant earnings or charges resulting from matters not indicative of ongoing operations ($5.0M, $6.8M, $4.6M)
These amounts primarily relate to individually insignificant miscellaneous items, including asset disposals and third-party consulting and advisory fees associated with system and process rationalization initiatives as well as certain

Securities and Exchange Commission
July 8, 2025

additional payments related to incremental insurance premiums and policies as a result of the Acquisition which will not renew after the consummation of this offering. These items are not reflective of our core business operations and are considered one-time, non-recurring and unusual in nature.
Management, page 143

3.We note your response to our prior comment 4. Please further revise your disclosure to fully describe the management rights that Platinum has pursuant to the Investor Rights Agreement and Certificate of Incorporation. In this regard, and without limitation, we note that Platinum has the right to appoint the chairman of your board; committees must include a Platinum director; and upon request your subsidiaries must also appoint Platinum directors.
Response
The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 48-50, 151-154, 173 and 187-188 of the Amendment to further expand its disclosure relating to Platinum’s management rights.
Certain Relationships and Related Person Transactions Agreements to Be Entered into in Connection with this Offering
Investor Rights Agreement, page 168
4.Please expand your disclosure to more fully describe the provisions of the Investor Rights Agreement filed as Exhibit 4.4. For instance, and without limitation, we note provisions that appear to grant Platinum consent rights with respect to third-party registration rights (Section 2.11); limit the Company's ability to undertake certain corporate actions (Section 2.12); grant Platinum access and information rights (Section 3.4); and create indemnification obligations (Section 2.10, Article VI). Include risk factor disclosure as appropriate.
Response
The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 48, 51, 57-58, 173-175 and 186-188 of the Amendment to expand its disclosure relating to the Investor Rights Agreement.
Exhibits
5.We note the form of opinion filed as Exhibit 5.1 states that "the Additional Shares will have been duly authorized and will be validly issued, fully paid and non-assessable." Please file a final opinion, and request counsel to state therein that such shares have been duly authorized and are validly issued, fully paid, and non-assessable. If the timing of the stock split and/or conversion affects counsel's ability to deliver such an opinion, alternatively request that the Additional Shares be covered on a "when- issued" basis.
Response
The Amendment’s Exhibit 5.1 has been revised to in accordance with the Staff’s comment.

Securities and Exchange Commission
July 8, 2025

Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,
/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Simon Allen – President and Chief Executive Officer, McGraw Hill, Inc.
David Stafford – General Counsel and Secretary, McGraw Hill, Inc.
McGraw Hill, Inc.